

August 14, 2018

John Tus
Vice President and Controller
Honeywell International Inc.
115 Tabor Road
Morris Plains, NJ 07950

      Re: Honeywell International Inc.
         Form 10-K for Fiscal Year Ended December 31, 2017
         Filed February 9, 2018
         File No. 001-08974

Dear Mr. Tus:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Note 19. Commitments and Contingencies
Asbestos Matters, page 69

1.   We note that you estimate your Bendix and NARCO asbestos related liabilities for future claims based on specific time periods subsequent to your balance sheet date. Please explain why you use different time periods for estimating the liabilities for future asbestos claims for your Bendix products asbestos liability and your NARCO-related asbestos liability. In your response, also please provide us with an analysis that explains your facts and circumstances as well as your basis under ASC 450 to use those specific future time periods. To the extent you determine that the specific future time periods used were incorrect, please provide us with a materiality analysis and your assessment of whether there was a material weakness in internal controls over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure